Exhibit 14

Park-Ohio Holdings Corp.

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics describes the basic principles of conduct that we share as directors, executives, officers and employees of Park-Ohio Holdings Corp. The legal and ethical values held by us apply to Park-Ohio Holdings Corp. and all its affiliated companies. Compliance with the Code by us and our business partners ensures our legal and ethical principles are maintained.

This Code is intended to provide a broad overview of basic ethical principles and legal requirements that guide our conduct. In some circumstances, we maintain more specific policies on the topics referred to in this Code. Should you have any questions regarding these policies, please contact our General Counsel or our Human Resources Department at 440-947-2000 or your supervisor in your business unit.

Compliance With Laws, Rules And Regulations And Consequences Of Noncompliance

We comply with all laws, rules, and regulations of the places where we do business. If a law, rule, or regulation is unclear, or conflicts with a provision of this Code, you should seek advice from supervisors or our General Counsel, but always seek to act in accordance with the legal and ethical standards described in this Code.

Violations of laws, rules and regulations described in this Code may result in criminal prosecution, civil or administrative enforcement actions, as well as severe penalties both for the Company and for the individuals who are involved. Such penalties may include imprisonment and fines. Failure by any Company director, executive, officer or employee to comply with applicable laws, rules, and regulations, or failure to comply with our Code, may result in disciplinary measures being imposed, up to and including termination. Violations of these laws, rules and regulations by third party agents, representatives or consultants representing the Company may also result in immediate termination of the business relationship with the Company.

AntiBoycott Laws

The Company adheres to U.S. antiboycott laws and regulations, which prohibit U.S. firms from complying or agreeing to comply with a request where the purpose of the request is to support, give effect to or comply with a boycott of any country in contravention of the laws or policies of the U.S. This applies principally to the Arab League boycott of Israel, but also to other foreign boycotts that the U.S. does not sanction. To comply fully with U.S. antiboycott laws and regulations:

•	It is our policy to reject any request for information or proposed term of an agreement that pertains specifically to and is intended to disfavor business with or involving Israel, Israeli products, or Israeli persons.

•	Any employee who receives a boycott-related request or proposed agreement term must notify immediately their respective compliance official or the General Counsel, as set forth in the Code, and the person receiving such notification will ensure reporting to the U.S. Government, as may be required.

Export Controls

The Company is fully committed to complying with applicable export control laws and regulations, including, in the U.S., the International Traffic in Arms Regulations (ITAR), 22 C.F.R. Parts 120-130, administered by the U.S. Department of State, Directorate of Defense Trade Controls, and the Export Administration Regulations (EAR), 15.C.F.R. Parts 730-774, administered by the Department of Commerce, Bureau of Industry and Security. These laws and regulations protect U.S. national security and advance foreign policy interests. Failure to comply may expose the Company and those individuals involved to potentially costly civil and criminal penalties, and threaten the Company’s eligibility to engage in export activity.

It is the responsibility of each business entity within the Company to know whether or not it has products and technology that are controlled for export under the ITAR or the EAR, and to implement appropriate procedures to ensure that all exports and reexports comply with applicable laws and regulations. To ensure compliance with the ITAR and the EAR:

•	We will not export or reexport products or technology (including technical data and technical assistance) without first determining the licensing requirement for the items and intended destination, and then either obtain the requisite U.S. Government authorization, or if none is required, conducting appropriate end-use, end-users, and diversion risk screening prior to proceeding with the export or reexport;

•	We will not release, transfer, or grant access to technology to non-U.S. persons, in the U.S. or abroad, including other Company employees, agents, or business partners, without first determining the need for and obtaining any required U.S. Government authorization; and

•	We will not permit non-US persons to access areas of our facilities that may release technology without first determining the need for and obtaining any required U.S. Government authorization.

Economic Sanctions

The U.S. and other countries where we operate maintain national security and foreign policy based economic sanctions laws against other countries, persons and entities. In the U.S., economic sanctions laws and regulations are administered by the Treasury Department’s Office of Foreign Assets Control (OFAC). As a U.S. company with global operations, we are subject to these laws and regulations. We are committed to compliance with the economic sanctions laws and regulations of the U.S. and applicable economic sanctions laws and regulations of other countries where we operate, to the extent not inconsistent with U.S. law. To ensure compliance with the various OFAC regulations:

•	We do not (without required government authorization) directly or indirectly through a third party, provide products or services to Cuba, Iran, North Korea, Syria, or Sudan, or the governments of those countries, or import products or services from those countries. Nor will we proceed with any transaction if we know or have reason to know that our products or services are ultimately destined to these countries.

•	We do screen all prospective customers, suppliers, business partners, and all parties to international transactions against U.S., and as appropriate, foreign government lists of “designated nationals,” and refrain from transactions that involve such proscribed parties (such as persons designated for involvement in supporting sanctioned countries, terrorism, narcotics trafficking, money laundering and weapons proliferation).

•	We will not assist, support, finance, guarantee, approve, or otherwise facilitate transactions by third parties (including non-U.S. subsidiaries and affiliates) that are prohibited for U.S. persons. Accordingly, we will not refer to any person any business opportunity, or alter our policies or procedures to enable another to engage in a transaction, that are prohibited for U.S. persons.

•	We will not conduct any transaction or take any action to evade or avoid U.S. sanctions laws or regulations.

Money Laundering

It is the policy of the Company to take all reasonable and appropriate steps to prevent persons engaged in money laundering, fraud, or other financial crime, including the financing of terrorists or terrorist operations, from utilizing Company products. Money laundering is the process of disguising the true sources of monies that have been criminally derived, or secreting such funds in ways to attempt to legitimize their criminal origin. Any concerns regarding payments should be reported to our General Counsel.

Conflicts Of Interest

We conduct our business affairs in the best interest of our Company by devoting our full work time, energies, abilities and attention to our business. Our employees should therefore avoid situations where their private interests interfere in any way with our Company’s interests. We need to be especially sensitive to situations that have even the appearance of impropriety and promptly report them to a supervisor, or if appropriate, a more senior manager. Employees who, because of other work or activities, cannot make this commitment may be asked to end their employment with the Company. If you believe that a transaction, relationship or other circumstance creates or may create a conflict of interest, you should promptly report this concern to their Division President or Human Resource Manager or the General Counsel.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole.

A conflict of interest can arise when an employee, executive, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, executive, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

Some examples of the more common conflicts that should be avoided by all employees:

•	Accepting personal gifts or entertainment from competitors, customers, suppliers or potential suppliers;

•	Working for a competitor, customer or supplier while employed by the Company;

•	Engaging in self-employment in competition with the Company;

•	Using proprietary or confidential Company information for personal gain or to the Company’s detriment;

•	Having a direct or indirect financial interest in or relationship with a competitor, customer or supplier;

•	Acquiring any interest in property or assets of any kind for the purpose of selling or leasing it to the Company; and,

•	Committing the Company to give its financial or other support to any outside activity or organization without appropriate written approval and authorization.

It is our policy that circumstances that pose a conflict of interest for our employees are prohibited unless a waiver is obtained from an appropriate Company officer. Consistent with the Nasdaq rules, and as further described below, any waiver of this conflict of interest policy for a director, executive or officer may only be made by our Board, and any such waiver should be appropriately disclosed in a report filed with the Securities and Exchange Commission (SEC).

Persons who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior approval or authorization from, their Division President or Human Resource Manager or the General Counsel. Alternatively, persons may disclose anonymously through the Company’s toll-free HOT LINE: 1-866-207-4747. A Division President or Human Resource Manager may not approve or authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel with a written description of the activity and seeking the General Counsel’s written approval. If the Division President or Human Resource Manager is involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel. Failure to adhere to this policy, including failure to disclose any conflict or seek an exception, may result in disciplinary action, up to and including termination.

Record-Keeping

We require honest and accurate recording and reporting of information in order to make responsible business decisions. We document and record our business expenses accurately. Questionable expenses should be discussed with the appropriate personnel in our auditing department.

All of our books, records, accounts, and financial statements are maintained in reasonable detail, appropriately reflect our transactions, and conform both to applicable legal requirements and to our system of internal controls.

We avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies in our business records and communications. We maintain our records according to our record retention policies then in effect, and all Company contracts are entered into pursuant to our Contract Approval Policy and Procedure, which may be obtained from your Human Resource Manager. In accordance with those policies, in the event of litigation or governmental investigation, please consult our General Counsel.

Public Reporting And Fair Disclosure

We are a public company and as a result file reports and other documents with the SEC and the stock exchanges on which our securities trade.

As well, we issue press releases and make other public statements that include financial and other information about our business, financial condition and results of operations. We endeavor to make full, accurate, timely and understandable disclosures in reports and documents we file with, or submit to, the SEC and in our press releases and public communications.

We are also committed to the fair disclosure of information about our Company and its subsidiaries by an authorized Company representative, without advantage to any particular analyst, investor or other constituency, consistent with the SEC’s Fair Disclosure Regulation. Please see our Fair Disclosure Policy for additional information on this policy. This policy may be obtained from your Human Resource Manager.

We require cooperation and open communication with our internal and outside auditors. It is illegal to take any action to fraudulently influence, coerce, manipulate, or mislead any internal or external auditor engaged in the performance of an audit of our financial statements.

The laws and regulations applicable to filings made with the SEC, including those applicable to accounting matters, are complex. While the ultimate responsibility for the information included in these reports rests with senior management, numerous other employees participate in the preparation of these reports or provide information included in these reports. We maintain disclosure controls and procedures to ensure that the information included in the reports that we file or submit to the SEC is collected and communicated to senior management in order to permit timely disclosure of the required information.

If you are requested to provide, review or certify information in connection with our disclosure controls and procedures, you must provide the requested information and respond in a full, accurate and timely manner. Moreover, even in the absence of a specific request, you should report any significant information that you believe should be considered for disclosure in our reports to the SEC.

If you have questions or are uncertain as to how our disclosure controls and procedures may apply in a specific circumstance, promptly contact your supervisor or a more senior manager. We want you to ask questions and seek advice. Additional information regarding how to report your questions or concerns (including on a confidential, anonymous basis) is included below in this Code under the heading “Reporting Illegal or Unethical Behavior.”

Insider Trading

We do not trade in Company stock on the basis of material, non-public information concerning the Company, nor do we “tip” others who may trade in Company securities. Material, non-public information is information that we use that is not available to the public and which an investor would consider in making a decision to transact in our stock. Tipping is providing material, non-public information to a third party who uses it to trade in our Company stock. See our Insider Trading Policy for further explanation of our policy. This policy may be obtained from your Human Resource Manager.

Corporate Opportunities

We do not personally take opportunities that are discovered through the use of Company property, information or position without the prior consent of our Board. Our directors, executives, officers, and employees are also prohibited from competing with the Company.

Competition And Fair Dealing

We outperform our competition fairly and honestly by developing leading products and services in full compliance with the antitrust and competition laws of the U.S. and any other jurisdiction that applies to our business. We do not engage in unethical or illegal business practices such as stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing disclosure of this type of information by past or present employees of other companies. And we are committed to protecting ourselves from any anticompetitive behavior that arises in any of the markets in which we compete. Please see our Antitrust Policy for additional information on this policy. A copy of the policy may be obtained from your Human Resource Manager.

Business Entertainment And Gifts

We recognize that business entertainment and gifts are meant to create good will and sound working relationships, not to gain unfair advantage with customers or suppliers.

Neither we nor our family members may promise, offer, give, or accept any gift or entertainment unless it: (a) is not a cash gift, (b) is consistent with customary business practices, (c) is not excessive in value, (d) cannot be construed as a bribe or payoff, and (e) does not violate any laws or regulations. Any questionable gift or invitation should be discussed with a supervisor, or, if appropriate, a more senior manager.

Discrimination And Harassment

The diversity of our employees is a tremendous asset. We provide equal opportunity in all aspects of employment and will not tolerate discrimination or harassment of any kind. Derogatory comments based on racial or ethnic characteristics, unwelcome sexual advances and similar behavior are prohibited.

Health And Safety

We strive to provide a safe and healthful work environment. We ensure a safe and healthy work environment by following safety and health rules, practices and laws, and promptly report accidents, injuries and unsafe equipment, practices, or conditions to a supervisor or more senior manager.

Environment

We comply with all applicable environmental laws. Environmental managers are required to understand applicable environmental laws that affect our businesses and conduct or assist in audits.

We do not permit violence or threatening behavior in our workplaces. We report to work in condition to perform our duties at our best, free from the influence of illegal drugs or alcohol. We do not tolerate the use of illegal drugs in the workplace.

Confidentiality

We protect confidential information. Confidential information includes proprietary information such as our trade secrets, patents, trademarks, copyrights, business, marketing plans, sales forecasts, engineering and manufacturing ideas, designs, databases, records, salary information, and unpublished financial data and reports, as well as any non-public information that might be of use to competitors or harmful to us or our customers if disclosed. It also includes information that suppliers and customers have entrusted to us on a confidential basis. Our personal obligation not to disclose confidential information continues even after employment ends.

Protection And Proper Use Of Company Assets

Theft, carelessness, and waste of Company assets have a direct impact on our profitability and should be avoided. Any suspected incident of fraud or theft should be immediately reported to a supervisor or, if appropriate, a more senior manager for investigation. We carefully safeguard our confidential information. Unauthorized use or distribution of confidential information is prohibited and could also be illegal, resulting in civil or even criminal penalties.

AntiBribery/AntiCorruption

In compliance with the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act and other applicable laws of countries in which we operate, we do not promise, offer, or give anything of value, directly or indirectly, to officials of foreign governments, foreign political candidates, foreign political parties, or employees or officers of public international organizations in order to obtain or retain business, direct business to another person or to seek an improper advantage. We do not promise, offer, or give, directly or indirectly, to any person or entity with which the

Company does business or any person or entity which acts on the Company’s behalf with the intent to obtain or retain business or gain an improper advantage. This includes facilitation payments. We do not offer, request, give or accept a kickback, which is the return of a sum paid or due to be paid as a reward for fostering a business arrangement. Our General Counsel can provide guidance in this area. In keeping with the accounting provisions of the Foreign Corrupt Practices Act, records are kept with reasonable detail, accurately reflect all our Company’s transactions and properly reflect the disposition of the Company’s assets according to management’s policies.

The laws or customs of other countries in which we operate may be less clear. It is our policy to comply with those laws or customs; however, if a local law or custom seems to contradict the principles described in this Code, contact a supervisor or our General Counsel for guidance.

Please see our Foreign Corrupt Practices Act and United Kingdom Bribery Act Policy for additional information on our antibribery and anticorruption policies. The policies may be obtained from your Human Resource Manager.

Waivers

Consistent with the Nasdaq rules, only our Board may waive a provision of this Code for our executives, officers or directors, and any waiver should be appropriately disclosed in a report filed with the SEC. Waivers of this Code for any other employee may be made only by an appropriate Company officer, and then only under special circumstances.

Reporting Illegal Or Unethical Behavior

In order to encourage reports of illegal or unethical behavior (including violations of this Code), we keep all reports confidential and do not allow retaliation for good faith reports of possible misconduct by others. It is also our duty to cooperate in internal investigations of alleged misconduct.

We must all work to ensure prompt and consistent action against unethical or illegal behavior. Oftentimes a violation of this Code will be easy to recognize and should be promptly reported to a supervisor or, if appropriate, a more senior manager. However, in some situations it is difficult to know right from wrong. Since none of us can anticipate every situation that will arise, it is important that we have a way to approach a new or sensitive question or concern. Here are some questions that can be asked:

What do I need to know? In order to reach the right solutions, we must be as fully informed as possible.

What specifically am I being asked to do? Does it seem unethical or improper? This will focus the inquiry on the specific action in question, and the available alternatives. Use judgment and common sense. If something seems unethical or improper, it probably is.

What is my responsibility? In most situations, there is shared responsibility. Should colleagues be informed? It may help to get others involved and discuss the issue.

Have I discussed the issue with a supervisor? This is the basic guidance for all situations. In many cases, a supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is the supervisor’s responsibility to help solve problems.

Should I seek help from Company management? In the case which it may not be appropriate to discuss an issue with a supervisor, or where you would not be comfortable approaching a supervisor with your question, discuss it with your Human Resources Manager in your business unit. If for some reason you do not believe that your concerns have been appropriately addressed, you should seek advice from our General Counsel or from the Company’s toll-free HOT LINE: 1-866-207-4747. Alternatively, we have established procedures to permit confidential, anonymous submissions of concerns regarding alleged violations of this Code, including concerns with respect to questionable accounting or auditing matters.

Political Contributions

NO DIRECTOR, EXECUTIVE, OFFICER OR EMPLOYEE OF THE COMPANY IS AUTHORIZED TO USE COMPANY FUNDS FOR CONTRIBUTIONS OF ANY KIND TO ANY POLITICAL PARTY OR COMMITTEE IN THE UNITED STATES OR TO ANY CANDIDATE FOR OR HOLDER OF ANY OFFICE OF ANY GOVERNMENT – NATIONAL, STATE OR LOCAL. IN COUNTRIES OTHER THAN THE UNITED STATES, SUCH CONTRIBUTIONS MAY BE MADE ONLY WITH THE PRIOR APPROVAL OF THE GENERAL COUNSEL.

Conclusion

The Company’s good name and reputation depend, to a very large extent, upon you taking personal responsibility for maintaining and adhering to the policies and guidelines set forth in this Code. Your business conduct on behalf of the Company must be guided by the policies and guidelines set forth in this Code.

Availability Of This Code

This Code will be made available upon request sent to the Company’s Secretary.